15027952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 3 0 2015 WASH, D.C. 189

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTL FCSTONE FINANCIAL INC. (CRD # 45993)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 PARK AVENUE NORTH, SUITE 350
(No. and Street)

WINTER PARK (City) FLORIDA (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. DUNAWAY, CHIEF FINANCIAL OFFICER 816-410-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET (Address) KANSAS CITY (City) MISSOURI (State) 64106 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 12/3

OATH OR AFFIRMATION

I, **WILLIAM J. DUNAWAY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **INTL FCSTONE FINANCIAL INC.**, as of **SEPTEMBER 30**, 20**15**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN SHERIDAN
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: August 19, 2018
Commission Number: 14629677

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Accounting Control
- ☒ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTL FCSTONE FINANCIAL INC.
(A Wholly Owned Subsidiary of
INTL FCStone Inc.)

Financial Statements and Supplementary Information

September 30, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
INTL FCStone Financial Inc.:

We have audited the accompanying statement of financial condition of INTL FCStone Financial Inc. (the Company) as of September 30, 2015, and the related statements of income, comprehensive income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III, IV, and V has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II, III, IV, and V is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

November 30, 2015

INTL FCStone Financial Inc.
Statement of Financial Condition
September 30, 2015
(Amounts in thousands, except par value and share amounts)

Assets		
Cash and cash equivalents	$	27,849
Cash, securities and other assets segregated under federal and other regulations (including $515,495 at fair value)		709,143
Securities purchased under agreements to resell		324,749
Deposits with and receivables from:		
Exchange-clearing organizations (including $976,531 at fair value)		1,368,477
Broker-dealers, clearing organizations and counterparties (including $159 at fair value)		89,440
Receivables from customers, net		10,889
Securities owned, at fair value (includes securities pledged as collateral that can be sold or repledged of $170,671)		1,363,357
Exchange memberships and stock, at cost		5,571
Deferred income taxes, net		6,245
Property and equipment, net		3,247
Goodwill and intangible assets, net		23,168
Due from affiliates		586
Other assets		4,599
Total assets	$	3,937,320
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to:		
Customers	$	1,959,696
Broker-dealers, clearing organizations and counterparties (including $1,585 at fair value)		190,485
Affiliates		21,722
Accounts payable and accrued expenses		39,440
Securities sold under agreements to repurchase		1,007,330
Securities sold, not yet purchased, at fair value		458,787
Income taxes payable to INTL FCStone Inc.		15,689
Total liabilities		3,693,149
Commitments and contingencies (note 11)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		—
Additional paid-in capital		157,063
Retained earnings		87,108
Total stockholder's equity		244,171
Total liabilities and stockholder's equity	$	3,937,320

See accompanying notes to financial statements.

INTL FCStone Financial Inc.
Statement of Income
Year Ended September 30, 2015
(Amounts in thousands)

Revenues:	
Commissions and clearing fees	$ 174,071
Principal transactions, net	103,933
Consulting, management, and underwriting	31,064
Interest income	31,911
Other income	42
Total revenues	341,021
Interest expense	7,850
Net revenues	333,171
Costs and expenses:	
Compensation and benefits	101,138
Clearing and related expenses	104,421
Introducing broker commissions	36,877
Management services fees to affiliates	16,409
Communications and information	10,956
Occupancy and equipment rental	5,867
Legal and professional fees	3,038
Travel and business development	4,591
Depreciation and amortization	2,516
Bad debts	613
Other expenses	5,357
Total costs and expenses	291,783
Income before income taxes	41,388
Income tax expense	16,303
Net income	$ 25,085

See accompanying notes to financial statements.

INTL FCStone Financial Inc.
Statement of Comprehensive Income
Year Ended September 30, 2015
(Amounts in thousands)

Net income	$	25,085
Other comprehensive income, net of income tax:		
Change in unrealized gain on available-for-sale securities, net		2,718
Reclassification of adjustment for gains included in net income:		
Unrealized gain on available-for-sale securities transferred to trading category (included in principal transactions and interest revenue)		(5,413)
Income tax expense from reclassification adjustments (included in income tax expense)		2,042
Reclassification adjustment for gains included in net income		(3,371)
Other comprehensive loss		(653)
Comprehensive income	$	24,432

See accompanying notes to financial statements.

INTL FCStone Financial Inc.
Statement of Stockholder's Equity
Year Ended September 30, 2015
(Amounts in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance, September 30, 2014	$ —	$ 127,746	$ 76,523	$ 653	$ 204,922
Net income	—	—	25,085	—	25,085
Other comprehensive loss	—	—	—	(653)	(653)
Capital contribution from Parent	—	29,317	—	—	29,317
Dividend to Parent	—	—	(14,500)	—	(14,500)
Balance, September 30, 2015	$ —	$ 157,063	$ 87,108	$ —	$ 244,171

See accompanying notes to financial statements.

INTL FCStone Financial Inc.
Statement of Cash Flows
Year Ended September 30, 2015
(Amounts in thousands)

Cash flows from operating activities:	
Net income	$ 25,085
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,349
Loss on sale of property and equipment	167
Provision for bad debts	613
Gain on sale of exchange firm stock	(1,195)
Deferred income taxes	37
Changes in operating assets and liabilities:	
Cash, securities and other assets segregated under federal and other regulations and payable to customers, net	(325,906)
Securities purchased under agreements to resell	15,744
Deposits with and receivables from exchange-clearing organizations, broker-dealers, clearing organizations and counterparties	203,961
Receivables from customers and notes receivable, net	(1,609)
Securities owned	(577,084)
Due from/to affiliates	20,794
Other assets	(524)
Payable to customers	31,029
Payable to broker-dealers, clearing organizations and counterparties	183,617
Income taxes payable to INTL FCStone Inc.	9,456
Securities sold under agreements to repurchase	186,001
Securities securities sold, not yet purchased	228,064
Accounts payable and accrued expenses	1,792
Net cash provided by operating activities	2,391
Cash flows from investing activities:	
Purchase of property and equipment	(105)
Proceeds from sale of property and equipment	747
Purchase of exchange memberships and exchange firm stock	(2,805)
Proceeds from the sale of exchange firm stock	2,116
Net cash used by investing activities	(47)
Cash flows from financing activities:	
Payment of subordinated debt	(3,000)
Capital contributions from Parent	10,031
Dividends to Parent	(14,500)
Net cash used in financing activities	(7,469)
Net decrease in cash and cash equivalents	(5,125)
Cash and cash equivalents – at beginning of period	32,974
Cash and cash equivalents – at end of period	$ 27,849
Supplemental disclosures of cash flow information:	
Cash paid for income taxes	$ 6,503
Cash paid for interest	$ 6,254
Noncash financing activities:	
Transfer of assets as deemed capital contribution from Parent	$ 1,014,550
Transfer of liabilities from Parent	$ (995,264)

See accompanying notes to financial statements.

INTL FCStone Financial Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended September 30, 2015
(Amounts in thousands)

Subordinated borrowings as of September 30, 2014	$	3,000
Maturities		—
Repayments		(3,000)
Renewals		—
Issuances		—
Subordinated borrowings as of September 30, 2015	$	—

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies and Related Matters

(a) *Description of Business*

INTL FCStone Securities Inc. ("INTL Securities"), a corporation, was organized under the laws of the State of Florida on May 29, 1998. INTL Securities is a wholly owned subsidiary of INTL FCStone Inc. (the "Parent" or "INTL FCStone"). On July 1, 2015, the Parent merged three of its wholly owned subsidiaries (FCStone, LLC, INTL FCStone Partners L.P., and FCC Investments, Inc.) into INTL Securities and renamed the surviving subsidiary INTL FCStone Financial Inc. ("the Company").

The Company operates three primary divisions, including the Equities Division, which includes the former activities of INTL Securities, and the FCM Division, which includes the activities formerly in FCStone, LLC ("FCStone"), a futures commission merchant ("FCM"). Effective January 1, 2015, the Parent acquired G.X. Clarke & Co. ("GXCO"), an institutional dealer in fixed income securities, and changed the name to INTL FCStone Partners L.P. ("INTL Partners"). Following the aforementioned July 1, 2015 merger, the activities of INTL Partners comprise the Rates Division of the Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). In addition, the Company is a registered FCM and a member of various commodities and futures exchanges in the United States ("U.S.") and abroad and, accordingly, is subject to the exchanges' various requirements and the regulatory requirements of the U.S. Commodity Futures Trading Commission ("CFTC").

Through its Equities Division, the Company makes markets in international equities and American Depository Receipts ("ADRs"). The Company deals in trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring, and distribution and provides global brokerage services to institutions and individual investors, including hedge funds, pension funds, broker-dealers and banks located in Latin America, North America and Europe. The Company participates in underwriting and trading in municipal securities. The Company clears its securities transactions primarily through Pershing LLC, a BNY Mellon company ("Pershing"), and Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Broadcort") on a fully disclosed basis.

Through its FCM Division, the Company provides risk management consulting, execution and clearing services in futures and options on futures contracts for its producer, processors and end-user customers, primarily in agricultural and energy commodities. In addition, the Company seeks to provide competitive and efficient clearing and execution services to the institutional and professional trader market segments.

Through its Rates Division, the Company acts as an institutional dealer in U.S. Treasury, U.S. government agency and agency mortgage-backed securities, and has a client base consisting of asset managers, commercial bank trust and investment departments, broker-dealers, and insurance companies.

The Company conducts business activities throughout the U.S. and abroad, with offices or a presence in 14 states, China, Brazil, England, Singapore, Argentina, Paraguay and Columbia. Transactions in international markets are primarily settled in U.S. dollars.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting

period. The most significant of these estimates and assumptions relate to fair value measurements for financial instruments and investments, revenue recognition, the provision for probable losses from bad debts, valuation of goodwill and intangible assets, income taxes and contingencies. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) ***Foreign Currency Translation***

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2015. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction. Foreign currency gains and losses are included in 'principal transactions, net'.

(d) ***Cash and Cash Equivalents***

The Company considers cash held at banks and all highly liquid investments to be cash and cash equivalents. Cash and cash equivalents include cash and foreign currency not deposited with or pledged to an exchange-clearing organization.

(e) ***Cash, Securities and Other Assets Segregated Under Federal and Other Regulations***

In accordance with requirements of the Security Exchange Act of 1934, the Company maintains separate accounts for the benefit of securities customers. In addition, pursuant to requirements of the Commodity Exchange Act, funds deposited by customers relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated customer accounts. The deposits in segregated customer accounts are not commingled with the funds of the Company.

At September 30, 2015, cash, securities and other assets segregated under federal and other regulations consisted of the following (see additional fair value disclosures in Note 5) (in thousands):

Cash held at banks and other assets - segregated	$	193,648
Commodities warehouse receipts		22,106
Securities - segregated		493,389
	$	709,143

(f) ***Securities Financing Transactions***

The Company, through its Rates Division, enters into securities purchased under agreements to resell and securities sold under agreements to repurchase primarily to finance financial instruments, acquire securities to cover short positions or to acquire securities for settlement.

These agreements are recorded at their contractual amounts plus accrued interest. The related interest is recorded in the statement of income as interest income or interest expense, as applicable. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The value of the collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these

agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

(g) ***Deposits with and Receivables from and Payables to Exchange-Clearing Organizations, Broker-Dealers, Clearing Organizations and Counterparties***

As required by the regulations of the CFTC, customer funds received to margin, guarantee, and/or secure commodity futures transactions are segregated and accounted for separately from the general assets of the Company. Deposits with exchange-clearing organizations pertain primarily to deposits made to satisfy margin requirements on customer and proprietary open futures and options on futures positions and to satisfy the requirements set by clearing exchanges for clearing membership. Deposits with and receivables from and payables to exchange-clearing organizations, broker-dealers, clearing organizations and counterparties are reported gross, except where a right of setoff exists.

In addition to margin, deposits with and receivables from exchange-clearing organizations include guaranty deposits. The guaranty deposits are held by the exchange-clearing organization for use in potential default situations by one or more members of the exchange-clearing organization. The guaranty deposits may be applied to the Company's obligations to the exchange-clearing organization, or to the exchange-clearing organization's obligations to other clearing members or third parties. Deposits with clearing organizations also includes cash on deposit with Pershing and Broadcort, as a condition of their clearing relationships.

The Company maintains customer omnibus and proprietary accounts with other clearing organizations, and the equity balances in those accounts along with any margin cash or securities deposited with the clearing organizations are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties.

Receivables from exchange-clearing organizations primarily comprise amounts due from or due to exchange-clearing organizations for daily variation settlements on open futures and options on futures positions. The variation settlements due from or due to exchange-clearing organizations are settled in cash on the following business day.

Deposits with and receivables from exchange-clearing organizations also include the unrealized gains and losses associated with customers' options on futures contracts. See discussion in the Derivative Financial Instruments section below for additional information on the treatment of derivative contracts. For customer owned derivative contracts, the fair value is offset against the payable to or receivable from customers with no impact recognized on the statement of income.

Receivables from broker-dealers and counterparties also include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled trades.

Payables to broker-dealers and counterparties primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive") and net payables arising from unsettled trades.

These balances also include securities pledged by the Company on behalf of customers and customer-owned securities that are pledged. Securities pledged include U.S. Treasury bills and notes and instruments backed by U.S. government sponsored entities. The securities are adjusted to their fair value with associated changes in unrealized gains or losses recorded in current earnings. For customer-owned securities, the change in fair value is offset against the payable to or receivables from customers with no impact recognized on the statement of income. The securities, primarily U.S. government obligations, held by the Company

as collateral or as margin have been deposited with exchange-clearing organizations, broker-dealers, clearing organizations and counterparties.

Management has considered accounting guidance as it relates to assets pledged by customers to margin their accounts. Based on a review of the agreements with the customer, management believes that a legal basis exists to support that the transferor surrenders control over those assets if all of the following three conditions are met: (a) the transferred assets have been isolated from the transferor - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (b) each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor and (c) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets. Under this guidance, it is the Company's practice to reflect the customer collateral assets and corresponding liabilities in the statement of financial condition, as the rights to those securities have been transferred to the Company under the terms of the trading agreements.

At September 30, 2015, deposits with and receivables from and payables to exchange-clearing organizations, broker-dealers, clearing organizations and counterparties consisted of the following (see additional fair value disclosures in Note 5) (in thousands):

Deposits and receivables:		
Cash and money market funds held with exchange-clearing organizations, broker-dealers, clearing organizations and counterparties	$	821,882
Due from or due to exchange-clearing organizations, clearing brokers and organizations and counterparties		31,613
Securities pledged to exchange-clearing organizations		471,059
Net option value		43,388
Clearing fund deposits		750
Guaranty deposits - cash and securities		63,487
To be announced ("TBA") and forward settling securities		144
Securities failed to deliver		25,594
	$	1,457,917
Payables:		
Clearing brokers and organizations and counterparties	$	12,830
TBA and forward settling securities		1,585
Securities failed to receive		176,070
	$	190,485

(h) ***Receivables from and Payables to Customers***

Receivables from customers include the total of net deficits in individual exchange-traded trading accounts carried by the Company, amounts due from investment banking advisory fees and other services provided to the Company's clients. Customer deficits arise from realized and unrealized trading losses on futures and options on futures and amounts due on cash and margin transactions. Customer deficit accounts are reported gross of customer accounts that contain net credit or positive balances, except where a right of setoff exists. Net deficits in individual exchange-traded trading accounts include both secured and unsecured deficit balances due from customers as of the statement of financial condition date. Secured deficit amounts are backed by U.S. Treasury bills and notes with a fair value of $1.1 million and commodity

warehouse receipts with a fair value of $3.5 million as of September 30, 2015. These U.S. Treasury bills and notes and commodity warehouse receipts are not netted against the secured deficit amounts, as the conditions for right of setoff have not been met.

Payables to customers represent the total of customer accounts with credit or positive balances. Customer accounts are used primarily in connection with commodity derivative transactions and include gains and losses on open commodity trades as well as securities and other deposits made as required by the Company. Customer accounts with credit or positive balances are reported gross of customer deficit accounts, except where a right of setoff exists.

The future collectibility of receivables from customers can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible on a specific-identification basis, through reviewing daily margin deficit reports, the historical daily aging of the receivables, and by monitoring the financial strength of its customers. The Company may unilaterally close customer trading positions in certain circumstances. In addition, to evaluate customer margining and collateral requirements, customer positions are stress tested regularly and monitored for excessive concentration levels relative to the overall market size. The Company has no allowance for doubtful accounts as of September 30, 2015. During the year ended September 30, 2015, bad debt expense, net of recoveries, was $0.6 million.

The Company generally charges off an outstanding receivable balance when all economically sensible means of recovery have been exhausted. That determination considers information such as the occurrence of significant changes in the customer's financial position such that the customer can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the receivable balance.

(i) ***Securities Owned and Sold, Not Yet Purchased, at fair value***

Securities owned and sold, not yet purchased, at fair value consist of financial instruments carried at fair value, with related unrealized changes in gains or losses recognized in earnings. Securities owned and sold, not yet purchased, at fair value consist of commodities warehouse receipts, exchange firm common stock not required for trading purposes, securities trading in connection with U.S. Preferred stock, common and foreign ordinary stock, ADRs, debt instruments, municipal bonds, U.S. Treasury obligations, U.S. government agency obligations and agency mortgage-backed obligations. Securities owned are recorded on a trade date basis at fair value. The Company accounts for its securities owned and sold, not yet purchased in accordance with the Investments - Debt and Equity Securities Topic in the Accounting Standards Codification ("ASC") and the American Institute of Certified Public Accountants ("AICPA") Broker-Dealer Guide.

The Company maintains its investments in securities at fair value. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

(j) ***Derivative Financial Instruments***

The Company accounts for derivative instruments in accordance with the Derivatives and Hedging Topic of the ASC which requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial condition. Gains and losses on the derivative instruments that are not designated as hedges must be adjusted to fair value through current earnings. The Company does not elect hedge accounting for any derivative instrument for which the Company holds an interest. The Company acts as a principal and clearing and execution provider of derivative instruments.

The Company provides clearing and execution of exchange-traded futures and options on futures for middle-market intermediaries, end-users, producers of commodities and the institutional and professional trader market segments. The Company is a registered FCM, clearing on various exchanges. A significant portion of the Company's revenue is commissions and clearing fees derived from executing and clearing orders for commodity futures contracts and options on futures on behalf of its customers.

Also, the Company's Rates Division holds derivative instruments, which consist of agency mortgage-backed "TBA" securities and forward settling transactions, that are used to manage risk exposures in the Company's trading inventory. The fair value on these transactions are recorded in receivables or payables to broker-dealers, clearing organizations and counterparties. Realized and unrealized gains and losses on securities and derivative transactions are reflected in 'principal transactions, net' revenues.

In applying the guidance in the Balance Sheet-Offsetting Topic of the ASC, the Company's accounting policy is such that open contracts with the same customer are netted at the account level, in accordance with netting arrangements in place with each party, as applicable and rights to reclaim cash collateral or obligations to return cash collateral are netted against fair value amounts recognized for derivative instruments with the same customer in accordance with the master netting arrangements in place with each customer.

The Company is required to disclose information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including the gross amounts of those recognized assets and liabilities, the amounts offset to determine the net amount presented in the statement of financial condition, and the net amount presented in the statement of financial condition.

(k) ***Exchange Memberships and Stock, at Cost***

The Company is required to hold certain exchange membership seats and exchange firm common stock and pledge them for clearing purposes, in order to provide the Company the right to process trades directly with the various exchanges. Exchange memberships and firm common stocks pledged for clearing purposes are recorded at cost. The cost and fair value for exchange memberships and firm common stock pledged for clearing purposes were $5.6 million and $4.1 million, respectively, at September 30, 2015. The fair value of exchange firm common stock is determined by quoted market prices, and the fair value of exchange memberships is determined by recent sale transactions.

(l) ***Property and Equipment, net***

Property and equipment is stated at cost, net of accumulated depreciation and amortization, and includes furniture, equipment, software, and leasehold improvements. Expenditures for maintenance, repairs, and minor replacements are charged against earnings, as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in earnings.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Furniture, equipment, and software are depreciated over three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.

(m) ***Goodwill and Intangible Assets, net***

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with the Intangibles – Goodwill and Other Topic of the ASC, goodwill is tested for impairment on an annual basis at the fiscal year-end, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. No impairment of goodwill has been identified during the period presented.

Identifiable intangible assets subject to amortization are amortized using the straight-line method over their estimated period of benefit, ranging from two to twenty years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's, or asset group's, carrying value may not be fully recoverable in accordance with the Intangibles – Goodwill and Other Topic of the ASC. Residual value is presumed to be zero. Identifiable intangible assets not subject to amortization are reviewed at each reporting period to re-evaluate if the intangible asset's useful life remains indefinite. Additionally, intangible assets not subject to amortization are tested annually for impairment at the fiscal year-end, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach.

(n) ***Other Assets***

Other assets primarily include prepaid assets, cash deposits paid on leased office space and dividend and accrued interest receivable. Prepaid assets primarily consist of advance payments made for services that will be charged to expense in future periods when services are received.

(o) ***Principal Transactions, Net***

Principal transactions include brokerage fees and margins generated from over-the-counter ("OTC") derivative trades executed between customers of an affiliate of the Company and other counterparties and are recognized when trades are executed. See further discussion in Note 16.

Securities transactions involving U.S. Treasury obligations, U.S. government agency obligations, and agency mortgage-backed obligations are reported at fair value in securities owned and sold, not yet purchased on a trade date basis if they settle in a regular-way. Regular-way securities trades provide for delivery or receipt of securities within the time frame generally established by settlement conventions in the market in which the trade occurs. Any gains or losses resulting from subsequent measurements of securities owned and sold, not yet purchased to fair value or the difference between cost and sale price are recorded net in principal transactions, net revenue on the statement of income.

Securities transactions with forward settlements are not exempt from application of derivative accounting and are therefore accounted for as forward contracts. These forward contracts are recorded on the statement of financial condition within securities owned and sold, not yet purchased with the change in fair value recorded within principal transactions, net revenues.

The revenues of the Company are also derived from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions, net revenues.

Dividend income and expense are recognized on the ex-dividend date and are reflected on a net basis in the statement of income. Dividend income, net for the year ended September 30, 2015 was comprised of dividend income of $7.9 million, partially offset by dividend expense of $3.4 million.

(p) ***Commissions and Clearing Fees***

Commissions on futures contracts are recognized on a half-turn basis in two equal parts. The first half is recognized when the contract is opened, and the second half is recognized when the transaction is closed. Commissions on options on futures contracts are generally recognized on a half-turn basis, except that full commissions are recognized on options on futures contracts expected to expire without being exercised or offset. Commissions are charged at various rates based on the type of account, the products traded, and the method of trade.

Clearing and transaction fees are charged to the Company's customers on a per exchange contract basis based on the trade date. Such fees are for clearing customers' exchange trades and include fees charged to the Company by the various futures exchanges. See discussion of clearing and related expenses below.

(q) ***Consulting, Management and Underwriting***

Underwriting income and other management and investment advisory income include risk management consulting fees, which are billed and recognized as revenue on a monthly basis when risk management services are provided. Such agreements are generally for one-year periods, but are cancelable by either party upon providing 30 days' written notice to the other party and the amounts are not variable based on customer trading activities.

Fee income for structuring and arrangement of debt transactions and management and investment advisory income is recognized when the services related to the underlying transactions are provided and success fees are recognized when earned, as determined under the terms of the assignment or engagement.

Underwriting income generated from debt issuances of certain U.S. government agency securities are recognized when services for the transactions are completed and all revenue recognition criteria are met. As members of the selling group the Company participates in underwriting of Federal Farm Credit Bank and Federal Home Loan Bank issues.

(r) ***Interest Income***

Interest, generated primarily from investments, is recognized on an accrual basis. Interest from investments is generated from securities purchased using customer funds deposited with the Company to satisfy margin requirements and from securities acquired through internally generated company funds.

(s) ***Compensation and Benefits***

Employee compensation and broker commissions consist of salaries, incentive compensation, and variable compensation, including commissions. Variable compensation paid to risk management consultants and traders generally represents a fixed percentage of revenues generated, and in some cases, revenues produced less direct costs and an overhead allocation. The Company accrues commission expense on a trade-date basis, as the customer transaction is executed.

The Parent's share-based compensation plan permits the issuance of shares of INTL FCStone common stock to key employees of the Company. Share-based compensation is allocated to the Company and included in compensation and benefits (see Note 12).

(t) ***Clearing and Related Expenses***

Clearing and related expenses include primarily variable expense for clearing and settlement services, including fees the Company pays to executing brokers, exchanges, and clearing organizations. These fees are based on transaction volume and recorded as expense on the trade date. Certain clearing fees are passed on to customers and are presented gross in the statement of income under the Revenue Recognition Topic of the ASC, as the Company acts as a principal for these transactions.

(u) ***Introducing Broker Commissions***

Introducing broker commissions include commissions paid to non-employee third parties that have introduced customers to the Company. Introducing brokers are individuals or organizations that maintain relationships with customers and accept futures and options on futures orders from those customers. The Company directly provides all account, transaction, and margining services to introducing brokers, including accepting money, securities, and property from the customers. The commissions paid to an introducing broker vary based on a variety of factors, such as on the trading volume of the customers introduced to the Company. Introducing broker commissions are accrued as incurred and settled monthly.

(v) ***Management Services Fees and Allocated Corporate Overhead***

Management services fees include expenses paid to affiliates, per service agreements between the parties for expertise and knowledge to facilitate the operation, development and administration of the Company's business activities in U.S. and international jurisdictions, primarily Brazil and Europe. Additionally, management service fees include amounts paid to the Parent for certain administrative support services.

(w) ***Income Taxes***

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using the pro-rata method. The amount of income tax expense or benefit allocated to the Company by the Parent represents federal and state income taxes attributable to the operating results of the Company. Tax accounts are settled periodically with the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not of being sustained upon examination by taxing authorities. The Company did not have any uncertain tax positions as of September 30, 2015. The Company recognizes potential interest and penalties related to unrecognized tax benefits as income tax expense in the statement of income. No amounts have been accrued for the payment of interest and penalties at September 30, 2015.

(x) ***Comprehensive Income***

Comprehensive income consisted of net income plus the changes in unrealized gains and losses on available-for-sale securities, net of taxes, for the year ended September 30, 2015, excluded from net income under U.S. GAAP.

In connection with the aforementioned merger of wholly owned subsidiaries, the Company transferred its remaining available-for-sale securities that were being held in FCStone, to the trading category in accordance with the accounting requirements for broker-dealers. The July 1, 2015 transfer of securities resulted in $3.4 million, net of tax, of unrealized gains to be recognized in earnings.

(y) ***Recent Accounting Pronouncements***

On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. For public entities, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early application is not permitted. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2019. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Additionally, for repurchase financing arrangements, the amendments of this ASU require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. For public entities, the ASU is effective for the first interim or annual period beginning after December 15, 2014. Earlier application is not permitted. The Company adopted this guidance in fiscal year 2015. The adoption of this guidance did not have a material impact on the Company's financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern: Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of this ASU are effective for annual periods ending after December 15, 2016, and for interim and annual periods thereafter. Early adoption is permitted. This amendment is applicable to the Company for the fiscal year ending September 30, 2017. The adoption of this standard is not expected to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest- Imputation of Interest (Subtopic 835-03) - Simplifying the Presentation of Debt Issuance Costs which requires unamortized debt issuance costs to be presented as a reduction of the corresponding debt liability rather than a separate asset. Amortization of the costs is reported as interest expense. The provisions of this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is allowed for all entities for financial statements that have not been previously issued. Entities should apply the new

guidance retrospectively to all prior periods. The guidance is applicable to the Company beginning October 1, 2016. The adoption of this standard is not expected to have a material impact on the financial statements.

In September 2015, FASB issued ASU No.2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in ASU 2015-16 require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. The guidance is applicable to the Company beginning October 1, 2016. The adoption of this standard is not expected to have a material impact on the financial statements.

(z) Subsequent Events

Management has evaluated events and transactions through November 30, 2015, which is the date the financial statements were issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

Note 2 - Transfer of Net Assets Between Entities Under Common Control

Effective January 1, 2015, the Parent acquired GXCO. The purchase price payable by the Parent is equal to GXCO's net tangible book value at closing of $25.9 million plus a premium of $1.5 million, and up to an additional $1.5 million over the next three years, subject to the achievement of certain profitability thresholds. The contingent payment is recorded as a liability of the Parent. In conjunction with the acquisition, the name of GXCO was changed to INTL Partners.

The acquisition agreement includes the purchase of certain tangible assets and assumption of certain liabilities. For the acquisition, management made an initial fair value estimate of the assets acquired and liabilities assumed as of January 1, 2015. The Company believes that due to the short-term nature of many of the tangible assets acquired and liabilities assumed, that their carrying values, as included in the historical financial statements of GXCO, approximate their fair values. The Parent finalized its purchase accounting estimates with the assistance of a third-party valuation expert. The portion of the purchase price representing the initial premium of $1.5 million and the contingent consideration of $126 thousand has been assigned to the customer base and software programs/platforms intangible assets, respectively (see Note 9). The Company has assigned useful lives of 5 years for the customer base and software programs/platforms intangible assets. As discussed further below, effective July 1, 2015, the assets, liabilities and equity of INTL Partners were transferred into the Company.

Effective July 1, 2015, the Parent merged three of its regulated U.S. subsidiaries into INTL Securities, and the surviving entity was renamed INTL FCStone Financial Inc. and is registered as both a broker-dealer and a futures commission merchant. On July 1, 2015, the assets, liabilities and equity of FCStone, INTL Partners, and FCC Investments, Inc. ("FCC"), three wholly-owned subsidiaries of the Parent, were transferred into INTL Securities.

In accordance with ASC Topic 805, Business Combinations, common control transactions include a transfer of net assets between entities under common control, but do not result in a change in control at the ultimate parent or the controlling shareholder level. Common control transactions are accounted for at net book value rather than at fair value.

The transfer of the net assets of FCStone, INTL Partners, and FCC are common control transactions, and as a result were accounted for at the carrying amount of the net assets transferred of $217.2 million, on the date of the transfer, with retrospective adjustment. The prior year equity of $184.2 million of FCStone and FCC were combined with the stockholder's equity of INTL Securities as of the beginning of the current year.

Revenues of $169.8 million and expenses, including income taxes, of $160.3 million, for the period from October 1, 2014 through June 30, 2015, resulting in net income of $9.5 million, of FCStone and FCC are included in the Company's statement of income as if the transaction had occurred at the beginning of the fiscal year. Revenues of $20.7 million and expenses, including income taxes, of $17.7 million, for the period from January 1, 2015 through June 30, 2015, resulting in net income of $3.0 million, of INTL Partners is included in the Company's statement of income as if the transaction had occurred at January 1, 2015, the effective acquisition date.

The effects of intercompany transactions on assets, liabilities, revenues and expenses for the period presented and on retained earnings at the beginning of the period were eliminated. In addition, as part of the transaction, the Company recorded transferred goodwill of $9.8 million and intangible assets of $9.6 million, net of accumulated amortization, consisting of customer base, software programs/platforms and trade names from FCStone and INTL Partners.

Note 3 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company is a futures commission merchant and also subject to the net capital requirements of the CFTC Regulation 1.17. Under the more restrictive of these rules, the Company is required to maintain "adjusted net capital", equivalent to the greater of $1,000,000 or 8 percent of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined.

Adjusted net capital and the related net capital requirement may fluctuate on a daily basis. The net capital requirements prohibit the payment of dividends to the Parent, if such payment would reduce the Company's net capital below required levels. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

The Company's adjusted net capital and minimum net capital requirement as of September 30, 2015 were as follows (in thousands):

Adjusted net capital	$	146,280
Minimum net capital requirement		67,182
Excess net capital	$	79,098

Note 4 - Segregated and Secured Requirements

Pursuant to requirements of the Commodity Exchange Act, funds deposited by customers of the Company relating to futures and options on futures in regulated commodities must be carried in separate accounts that are designated as segregated customers' accounts. Certain amounts in the accompanying table reflect reclassifications and eliminations required for regulatory filing and, as a result, may differ from those presented in the accompanying statement of financial condition.

Funds deposited by customers and other assets, which have been segregated as belonging to the commodity customers as of September 30, 2015 are as follows (in thousands):

Cash, at banks - segregated	$ 126,873
Securities representing investments of customers' funds, at banks	492,516
Securities held for customers in lieu of cash, at banks	873
Deposits with and receivables from:	
Exchange-clearing organizations, including securities, net of omnibus eliminations	1,237,852
Securities held for customers in lieu of cash	22,107
Total customer-segregated funds	1,880,221
Amount required to be segregated	1,830,920
Excess funds in segregation	$ 49,301

Funds deposited by customers and other assets, which are held in separate accounts for customers trading foreign futures and foreign options on foreign commodity exchanges or boards of trade, as of September 30, 2015 are as follows (in thousands):

Cash - secured	$ 64,677
Equities with registered futures commission merchants	2,641
Amounts held by members of foreign boards of trade	18,240
Total customer-secured funds	85,558
Amount required to be set aside as secured	65,176
Excess set aside for secured amount	$ 20,382

Note 5 - Fair Value of Financial and Nonfinancial Assets and Liabilities

The Fair Value Measurements Topic of the ASC provides guidance for all financial and nonfinancial assets and liabilities that are required to be reported at fair value. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. The guidance requires the Company to consider counterparty credit risk of all parties to outstanding derivative instruments that would be considered by a market participant in the transfer or settlement of such contracts (exit price). The Company has very limited exposure to credit risk on derivative financial instruments as all exchange-traded or cleared contracts held can be settled on an active market with the credit guarantee by the respective exchange.

The majority of financial assets and liabilities on the statement of financial condition are reported at fair value. Cash and cash equivalents are reported at the balance held at financial institutions and include the value of cash held in banks and money market funds. Deposits with and receivables from exchange-clearing organizations, broker-dealers, clearing organizations, and counterparties, as well as payables to customers include the value of cash collateral as well as the value of money market funds and other pledged investments, primarily U.S. Treasury bills and securities issued by federal agencies. These balances also include the fair value of exchange-traded

futures and options on futures and exchange-cleared swaps and options. Securities owned include the value of exchange common stock and non-segregated commodities warehouse receipts. The fair value of exchange common stock and non-segregated commodities warehouse receipts are determined by quoted market prices, and the fair value of exchange memberships is determined by recent sale transactions.

As part of the Parent's acquisition of INTL Partners and subsequent transfer to the Company (see Note 2), the Company has amounts receivable from and payable to broker-dealers, clearing organizations and counterparties in connection with U.S. Treasury obligations, U.S. government agency obligations, and agency mortgage-backed obligations. Receivables from broker-dealers, clearing organizations and counterparties primarily include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled trades. Payables to broker-dealers, clearing organizations and counterparties primarily include amounts payable for fails-to-receive and net payables arising from unsettled trades. Due to their short-term nature, receivables from and payables to broker-dealers, clearing organizations and counterparties approximate fair value.

Also as part of the transfer of INTL Partners (see Note 2), the Company has a significant amount of trading assets and liabilities. The Company's Rates Division trading activities consists primarily of securities trading in connection with U.S. Treasury obligations, U.S. government agency obligations, and agency mortgage-backed obligations. The acquired assets and liabilities, including derivatives, are recorded on a trade date basis at fair value.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2015. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

The Company's financial and nonfinancial assets and liabilities reported at fair value are included in the following captions on the statement of financial condition:

- Cash and cash equivalents
- Cash, securities and other assets segregated under federal and other regulations
- Deposits with and receivables from exchange-clearing organizations, broker-dealers, clearing organizations and counterparties
- Securities owned
- Payables to broker-dealers, clearing organizations and counterparties
- Securities sold, not yet purchased

Cash equivalents, securities and derivative financial instruments are carried at fair value and are classified and disclosed in the following categories:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial assets and liabilities whose fair values are estimated using quoted market prices. Included in Level 1 are money market funds, futures and options on futures contracts traded on national exchanges using quoted prices from national exchanges in which the Company executes transactions for customer and proprietary accounts, exchange-cleared swaps and options which are valued using exchange closing prices, commodities warehouse receipts and exchange firm common stock not pledged for clearing purposes.

Level 2 - Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial assets and liabilities for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various

observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Financial assets and liabilities in this category include U.S. government securities and U.S. government agency obligations.

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 comprises financial assets and liabilities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources. As of September 30, 2015, the Company did not have any Level 3 financial assets or liabilities.

The following table summarizes the Company's financial assets and liabilities as of September 30, 2015, by level within the fair value hierarchy (in thousands):

	September 30, 2015				
	Level 1	Level 2	Level 3	Netting and Collateral (1)	Total
Assets:					
Commodities warehouse receipts	$ 22,106	$ —	$ —	$ —	$ 22,106
U.S. government obligations	—	493,389	—	—	493,389
Securities and other assets segregated under federal and other regulations	22,106	493,389	—	—	515,495
Money market funds	431,769	—	—	—	431,769
U.S. government obligations	—	501,389	—	—	501,389
Derivatives	3,491,713	—	—	(3,448,340)	43,373
Deposits with and receivables from exchange-clearing organizations	3,923,482	501,389	—	(3,448,340)	976,531
TBA and forward settling securities	—	1,167	—	(1,023)	144
Derivatives	1,095	—	—	(1,080)	15
Deposits with and receivables from broker-dealers, clearing organizations and counterparties	1,095	1,167	—	(2,103)	159
Common and preferred stock and ADRs	23,791	1,856	—	—	25,647
Exchangeable foreign ordinary equities and ADRs	82,944	6,581	—	—	89,525
Corporate and municipal bonds	26,121	—	—	—	26,121
Agency mortgage-backed securities	—	699,488	—	—	699,488
U.S. government obligations	—	513,419	—	—	513,419
Foreign government obligations	—	777	—	—	777
Commodities warehouse receipts	2,813	—	—	—	2,813
Exchange firm common stock	5,567	—	—	—	5,567
Securities owned, at fair value	141,236	1,222,121	—	—	1,363,357
Total assets at fair value	$ 4,087,919	$ 2,218,066	$ —	$ (3,450,443)	$ 2,855,542
Liabilities:					
TBA and forward settling securities	$ —	$ 2,608	$ —	$ (1,023)	$ 1,585
Derivatives	3,401,020	—	—	(3,401,020)	—
Payables to broker-dealers, clearing organizations and counterparties	3,401,020	2,608	—	(3,402,043)	1,585
Common and preferred stock and ADRs	17,978	634	—	—	18,612
Exchangeable foreign ordinary equities and ADRs	88,979	962	—	—	89,941
Corporate and municipal bonds	35	—	—	—	35
Agency mortgage-backed securities	—	2,840	—	—	2,840
U.S. government obligations	—	340,934	—	—	340,934
Foreign government obligations	—	6,425	—	—	6,425
Securities sold, not yet purchased, at fair value	106,992	351,795	—	—	458,787
Total liabilities at fair value	$ 3,508,012	$ 354,403	$ —	$ (3,402,043)	$ 460,372

(1) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level are included in that level.

All common stock and ADRs represent equities of foreign entities denominated in U.S. dollars. Foreign ordinary stock represents foreign equities denominated in foreign currency translated to U.S. dollars.

The Company did not have any level 3 assets as of September 30, 2015. The rollforward of the Company's level 3 assets is detailed in the table below (in thousands):

	Level 3 Financial Assets Year ended September 30, 2015			
	Balance at beginning of year	Unrealized gains	Write-off	Balance at end of year
Assets:				
Note receivable from customer	$ 145	$ 9	$ (154)	$ —

The note receivable from customer was revalued every period utilizing an internally-developed methodology, which determined a price that was derived from securities that are similar in type, coupon and maturity. The note receivable was deemed uncollectible during the year ended September 30, 2015 and as a result was written off. There were no remaining level 3 financial assets as of September 30, 2015.

In June 2015, the Company sold shares of common stock in the Intercontinental Exchange, Inc. ("ICE"). The Company was required to hold these ICE shares for clearing purposes and, as a result, the shares were being held at cost on the statement of financial condition. The sale resulted in a pre-tax gain of $1.2 million for the year ended September 30, 2015.

Note 6 - Derivative Instruments and Hedging Activities

See Note 5 and Note 17 for additional information about the fair value of financial instruments held, and the Company's exposure to credit risk on derivative instruments.

The following table presents the fair value of the Company's derivative instruments and location on the statement of financial condition (in thousands).

	September 30, 2015	
	Assets (1)	**Liabilities (1)**
Derivative contracts not accounted for as hedges:		
Exchange-traded commodity derivatives	$ 3,315,471	$ 3,223,428
Exchange-traded foreign exchange derivatives	27,781	20,591
Exchange-traded interest rate derivatives	126,795	135,995
Exchange-traded equity index derivatives	22,761	21,006
TBA and forward settling securities	1,167	2,608
Gross fair value of derivative contracts	3,493,975	3,403,628
Impact of netting and collateral	(3,450,443)	(3,402,043)
Total fair value included in 'Deposits with and receivables from exchange-clearing organizations'	$ 43,373	
Total fair value included in 'Deposits with and receivables from broker-dealers, clearing organizations and counterparties'	$ 159	
Total fair value included in 'Payables to broker-dealers, clearing organizations and counterparties		$ 1,585

(1) As of September 30, 2015, the Company's derivative contract volume for open positions was approximately 3.5 million contracts.

Also as part of the transfer of INTL Partners (see Note 2), the Company has derivative instruments, which consist of agency mortgage-backed TBA securities and forward settling transactions, that are used to manage risk exposures in the newly acquired subsidiary's trading inventory. The fair value on these transactions are recorded in receivables or payables to broker-dealers, clearing organizations and counterparties. Realized and unrealized gains and losses on securities and derivative transactions are reflected in 'principal transactions, net'.

The Company enters into TBA securities transactions for the sole purpose of managing risk associated with the purchase of mortgage pass-through securities. TBA securities are included within payables to broker-dealers, clearing organizations and counterparties. Forward settling securities represent non-regular way securities and are included in payables to broker-dealers, clearing organizations and counterparties. As of September 30, 2015, these transactions are summarized as follows (in thousands):

	Gain / (Loss)	Notional Amounts
Unrealized gain on TBA securities purchased within payables to broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ 634	$ 194,635
Unrealized loss on TBA securities purchased within payables to broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ (249)	$ 163,723
Unrealized gain on TBA securities sold within payables to broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ 389	$ (314,138)
Unrealized loss on TBA securities sold within payables to broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ (1,990)	$ (563,834)
Unrealized gain on forward settling securities purchased within receivables from broker-dealers, clearing organizations and counterparties and related notional amounts	$ 144	$ 163,398
Unrealized loss on forward settling securities sold within payables to broker-dealers, clearing organizations and counterparties and related notional amounts	$ (369)	$ (286,293)

(1) The notional amounts of these instruments reflect the extent of the Company's involvement in TBA securities and do not represent risk of loss due to counterparty non-performance.

The following table sets forth the Company's net losses related to derivative financial instruments for the year ended September 30, 2015, in accordance with the Derivatives and Hedging Topic of the ASC. The net losses set forth below are included in 'principal transactions, net' in the statement of income (in thousands).

	Year Ended September 30, 2015
Interest rate and equity	$ (227)
TBA and forward settling securities	(5,093)
Total losses from derivative contracts	$ (5,320)

Note 7 – Repurchase Agreements and Collateralized Transactions

The Company enters into securities purchased under agreements to resell and payables under repurchase agreements primarily to finance securities owned, acquire securities to cover short positions or to acquire securities for settlement. These agreements are recorded at their contractual amounts plus accrued interest. The related interest is recorded in the statement of income as interest income or interest expense, as applicable. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The value of the collateral is valued daily and the Company may require counterparties

to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

The Company pledges securities owned to collateralize repurchase agreements. At September 30, 2015, on a settlement date basis, securities owned of $170.7 million were pledged as collateral under repurchase agreements. The counterparty has the right to repledge the collateral in connection with these transactions. These securities owned have been pledged as collateral and have been parenthetically disclosed on the statement of financial condition.

In addition, as of September 30, 2015, the Company pledged settlement date securities owned of $843.5 million and securities received under reverse repurchase agreements of $84.3 million to cover collateral for tri-party repurchase agreements. For these securities, the counterparty does not have the right to sell or repledge the collateral.

At September 30, 2015, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements. The fair value of such collateral at September 30, 2015, was $396.6 million of which $315.3 million was used to cover securities sold short which are recorded in securities sold, not yet purchased on the statement of financial condition. In the normal course of business, this collateral is used by the Company to cover financial instruments sold, not yet purchased and to obtain financing in the form of repurchase agreements. At September 30, 2015, substantially all of the above collateral had been delivered against securities sold, not yet purchased or repledged by the Company to obtain financing.

Note 8 - Property and Equipment, net

Property and equipment includes furniture, equipment, software, and leasehold improvements, at cost less accumulated depreciation. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment range from 3 to 10 years. During the fiscal year ended September 30, 2015, depreciation expense, including a loss on the sale of equipment, was $1.2 million. The following is a summary of property and equipment as of September 30, 2015 (in thousands):

Furniture and equipment	$ 1,406
Computer software and hardware	2,778
Leasehold improvements	4,377
	8,561
Less accumulated depreciation	(5,314)
	$ 3,247

Note 9 - Goodwill and Intangible Assets, net

As part of the merger of three of its regulated U.S. subsidiaries as discussed in Note 2, the Company recorded transferred goodwill of $9.8 million during the year ended September 30, 2015. The Company has total goodwill of $12.6 million as of September 30, 2015.

In addition, during the year ended September 30, 2015, the Company recorded transferred intangible assets of $12.6 million and accumulated amortization of $3.0 million as part of the merger.

The gross and net carrying values of intangible assets as of September 30, 2015 by major intangible asset class are as follows:

	September 30, 2015		
(in thousands)	Gross Amount	Accumulated Amortization	Net Amount
Intangible assets subject to amortization:			
Software programs/platforms	$ 1,505	$ (1,041)	$ 464
Customer base	12,778	(3,774)	9,004
	14,283	(4,815)	9,468
Intangible assets not subject to amortization:			
Trade name	1,134	—	1,134
Total intangible assets	$ 15,417	$ (4,815)	$ 10,602

Amortization expense related to intangible assets was $1.3 million for the fiscal year ended September 30, 2015. The estimated future amortization expense was as follows (in thousands):

Fiscal year ending September 30,	
2016	$ 1,020
2017	1,020
2018	1,020
2019	1,020
2020 and beyond	5,388
	$ 9,468

Note 10 - Credit Facilities

On March 30, 2015, the Company amended its committed unsecured line of credit agreement, with a syndicate of lenders, administered by Bank of Montreal, under which the Company may borrow up to $75.0 million. This credit facility provides short-term funding of margin to commodity exchanges as necessary. The credit facility expires on April 7, 2016, and is subject to annual review. Effective July 1, 2015, the credit agreement was further amended to incorporate the changes resulting from the merger transaction, as described in Note 2.

The continued availability of this credit facility is subject to the Company's financial condition and operating results continuing to be satisfactory as set forth in the agreement. Borrowings under the credit facility are on a demand basis and bear interest at the Base Rate, as defined, plus 2.00%, which was 5.25% as of September 30, 2015. The agreement contains financial covenants related to the Company's tangible net worth, excess net capital, and maximum net loss over a trailing twelve month period, as defined. The Company was in compliance with these covenants throughout the fiscal year, including as of September 30, 2015. Unused portions of the margin line require a commitment fee of 0.50% on the unused commitment. There were no borrowings outstanding under this credit facility at September 30, 2015.

During the next twelve months, the Company's committed credit facility is scheduled to expire. While there is no guarantee that the Company will be successful in renewing this agreement as it expires, the Company believes it will be able to do so.

On May 5, 2015, the Company entered into a secured, uncommitted loan facility, under which the Company may borrow up to $50.0 million, collateralized by commodity warehouse receipts, to facilitate U.S. commodity exchange deliveries of its customers, subject to certain terms and conditions of the credit agreement. Borrowings

under the credit facility bear interest at the Fed Funds Rate, as defined, plus 2.5%. There are no commitment fees related to this credit arrangement. There were no borrowings outstanding under this credit facility at September 30, 2015.

Note 11 - Commitments and Contingencies

Operating Leases

The Company leases office facilities, equipment, and automobiles for various terms under noncancelable operating lease agreements. The leases expire on various dates through 2023, and provide for renewal options. In the normal course of business, it is expected that these leases will be renewed or replaced by similar lease agreements. Most of the leases provide that the Company pay taxes, maintenance, insurance, and other expenses. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including rent concessions or holidays.

The rental expense under operating leases was $5.1 million for the year ended September 30, 2015.

The following table summarizes future minimum lease payments required under the various operating lease agreements (in thousands):

Fiscal year ending September 30,	
2016	$ 3,413
2017	2,756
2018	2,595
2019	2,608
2020 and beyond	6,482
Total	$ 17,854

Purchase and Other Commitments

Purchase and other commitments primarily include certain service agreements related to the use of front-office and back-office trading software systems and clearing agreements. Purchase and other commitments as of September 30, 2015 for less than one year, one to three years and three to five years were $1.1 million, $1.3 million and $0.1 million, respectively and none after five years.

Securities sold, not yet purchased represent obligations of the Company to purchase specified financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy securities sold, not yet purchased may exceed the amounts recognized on the accompanying statement of financial condition.

Securities Clearing Arrangement Indemnifications and Termination Fees

The Company clears most of its securities transactions through Broadcort and Pershing, under clearing agreements with both parties. The agreements call for termination fees if the Company terminates either agreement without cause, or if one of the parties terminates either agreement for cause, as specified within the agreements. The maximum amount of termination fees related to these parties is $0.5 million.

In the normal course of its business, the Company indemnifies and holds Broadcort and Pershing harmless against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it

will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear futures and options on futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal Proceedings

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. The Company accrues legal fees related to contingent liabilities as they are incurred.

In addition to the matter discussed below, from time to time and in the ordinary course of business, the Company is involved in various legal actions and proceedings, including tort claims, contractual disputes, employment matters, workers' compensation claims and collections. The Company carries insurance that provides protection against certain types of claims, up to the limits of the respective policy.

The following is a summary of a potentially significant legal matter involving the Company.

Sentinel Litigation

Prior to the July 1, 2015 merger of certain wholly owned subsidiaries of INTL FCStone (see notes 1 and 2), FCStone had a portion of its excess segregated funds invested with Sentinel Management Group Inc. ("Sentinel"), a registered FCM and an Illinois-based money manager that provided cash management services to other FCMs. In August 2007, Sentinel halted redemptions to customers and sold certain of the assets it managed to an unaffiliated third party at a significant discount. On August 17, 2007, subsequent to Sentinel's sale of certain assets, Sentinel filed for bankruptcy protection. In aggregate, $15.5 million of FCStone's $21.9 million in invested funds were returned to it before and after Sentinel's bankruptcy petition.

In August 2008, the bankruptcy trustee of Sentinel filed adversary proceedings against FCStone, and a number of other FCMs in the Bankruptcy Court for the Northern District of Illinois. The case was subsequently reassigned to the United States District Court, for the Northern District of Illinois. In the complaint, the trustee sought avoidance of alleged transfers or withdrawals of funds received by FCStone and other FCMs within 90 days prior to the filing of the Sentinel bankruptcy petition, as well as avoidance of post-petition distributions and disallowance of the proof of claim filed by the Company. The trustee sought recovery of pre- and post-petition transfers totaling approximately $15.5 million. The trial of this matter took place, as a test case, during October 2012. The trial court entered a judgment against FCStone on January 4, 2013. On January 17, 2013, the trial court entered an agreed order, staying execution and enforcement, pending an appeal of the judgment. On March 19, 2014, the appeal court ruled in favor of FCStone. In April 2014, the trustee filed a petition for rehearing of

the appeal. In May 2014, the U.S. Court of Appeals for the Seventh Circuit denied the petition. The trustee did not file a writ for certiorari with the U.S. Supreme Court during the time allowed to do so. The Company continues to be involved in litigation against the trustee to recover its share of the cash held in reserve accounts under Sentinel's Fourth Amended Chapter 11 Plan of Liquidation.

On February 10, 2015, based on a new theory, the trustee filed a motion for judgment against FCStone in the United States District Court, for the Northern District of Illinois, seeking to claw back the post-petition transfer of $14.5 million and to recover the funds held in reserve in the name of FCStone. FCStone filed its opposition brief and an associated motion for judgment on March 17, 2015. The trustee filed its reply briefs on April 7, 2015 and FCStone filed its reply briefs on April 22, 2015. The Company has determined that losses related to this matter are neither probable nor reasonably possible. The Company believes the case is without merit and intends to defend itself vigorously.

Note 12 - Share-Based Compensation

The Parent sponsors a share-based stock option plan (the Plan) available for its directors, officers, employees and consultants. The Plan permits the issuance of shares of INTL FCStone common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. INTL FCStone generally settles stock option exercises with newly issued shares of common stock.

The Parent accounts for share-based compensation in accordance with the guidance in the Compensation-Stock Compensation Topic of the ASC.

Share-based compensation is allocated to the Company, and the cost is cash settled through intercompany accounts with the Parent, and therefore the allocation of compensation expense is not recorded as a component of stockholder's equity. During the year ended September 30, 2015, share-based compensation of $0.4 million is included in 'compensation and benefits', related to options granted to the Company's employees.

There were 39,000 stock options awarded to the Company's employees during the year ended September 30, 2015. The strike price for the awards was established at the market value on the grant date, January 8, 2015, at $20.54. The grant date fair value, calculated using the Black-Scholes option pricing model, was $4.31 per share based on assumptions including a risk-free rate of 0.66%, no dividends, volatility of 28.42% and an expected life of 3.22 years. Future amortization of share-based compensation is not expected to be material to the Company or its financial position.

Stock option activity of the Company during the year ended September 30, 2015 is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Term (in years)	Aggregate Intrinsic Value (in millions)
Balances at September 30, 2014	634,641	$ 31.07	3.03	$ —
Granted	39,000	$ 20.54		
Exercised	(101,424)	$ 18.59		
Forfeited	(667)	$ 23.49		
Expired	(37,137)	$ 28.98		
Balances at September 30, 2015	534,413	$ 33.57	2.53	$ 1.0
Exercisable at September 30, 2015	303,256	$ 40.85	1.18	$ 0.7

The total intrinsic value of options exercised during fiscal 2015 was $1.0 million determined as of the date of exercise.

Note 13 - Retirement Plans

Defined Benefit Retirement Plans

The Company participates in the qualified and nonqualified noncontributory retirement plans of FCStone Group, Inc., an affiliate. The retirement plans are defined benefit pension plans that cover certain employees of the Company, and the Company is allocated a portion of the expense recognized for these plans. The plans were closed to new employees hired subsequent to April 1, 2006, and amended effective September 1, 2008, to freeze all benefit accruals, therefore no additional benefits accrue for active participants under the plans. Information on the overall costs and funded status of FCStone Group Inc.'s plans are included for informational purposes only.

For purposes of computing minimum capital requirements pursuant to the rules, regulations and requirements of the CFTC, the Company, through a charge to net capital, reflects its estimated proportion of the liability related to the qualified plan's unfunded defined benefit pension obligation.

FCStone Group's net liability for retirement costs as of September 30, 2015 had an unfunded status of $6.9 million. As of September 30, 2015, FCStone's plans have both accumulated benefit obligations and projected benefit obligations of $37.1 million, which are in excess of plan assets of $30.2 million.

Net periodic pension cost is allocated to the Company based on the percentage of the projected benefit obligation attributable to plan participants employed by the Company. Pension costs allocated to the Company totaled $0.1 million for the year ended September 30, 2015.

Defined Contribution Retirement Plan

The Company offers participation in the INTL FCStone Inc. 401(k) Plan ("401(k) Plan"), a defined contribution plan providing retirement benefits, to all employees who have reached 21 years of age, and provided four months of service to the Company. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan, up to 8% of employee compensation. Matching contributions vest, by participant, based on the following years of service schedule: less than two years - none, after two years - 33%, after three years - 66%, and after four years - 100%. During the year ended September 30, 2015, the Company contributed $2.1 million to this plan.

Note 14 - Other Expenses

Other expenses are comprised of the following (in thousands):

Advertising, meetings and conferences	$	1,806
Non-trading hardware and software maintenance and software licensing		1,151
Office supplies and printing		510
Insurance		292
Other non-income taxes		81
Other		1,517
Total other expenses	$	5,357

Note 15 - Income Taxes

Income tax expense for the year ended September 30, 2015 is as follows (in thousands):

Current:		
Federal	$	14,685
State		1,608
		16,293
Deferred:		
Federal		(561)
State		571
		10
Income tax expense	$	16,303

A reconciliation of the "expected" tax expense computed by applying the federal income tax rate of 35% to income before income taxes is as follows (in thousands):

"Expected" federal tax expense	$	14,486
State income tax expense, net of federal benefit		1,218
Change in valuation allowance		406
Permanent differences		208
Other		(15)
Income tax expense	$	16,303

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2015 are as follows (in thousands):

Deferred tax assets:		
Net operating losses	$	2,794
Amortization of intangibles		3,405
Deferred compensation		973
Share-based compensation		1,230
Deferred rent		487
Other assets		230
Total gross deferred tax assets		9,119
Less valuation allowance		(700)
Total deferred tax assets		8,419
Deferred tax liabilities:		
Depreciation of property and equipment		(635)
Prepaid expenses		(314)
Unrealized gains on marketable securities and exchange seats		(1,225)
Total deferred tax liabilities		(2,174)
Deferred income taxes, net	$	6,245

As of September 30, 2015, the Company has net operating loss carryforwards for state income tax purposes of $2.1 million, net of valuation allowances, which are available to offset future state taxable income. The net operating loss carryforwards expire in tax years ending in 2020 through 2030.

The valuation allowance for deferred tax assets as of September 30, 2015 is $0.7 million. The net change in the total valuation allowance for the year ended September 30, 2015 was an increase of $406 thousand. The valuation allowance as of September 30, 2015 is primarily related to state net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When evaluating the need for a valuation allowance, the Company considers the operating and tax results of INTL FCStone, as income taxes are allocated to the Company on a pro-rata basis.

INTL FCStone earned U.S. federal, state, and local taxable income (losses) for the years ending September 30, 2015, 2014, and 2013 of $17.7 million, ($18.4 million), and ($24.5 million), respectively. There are no significant differences between actual levels of past taxable income (losses) and pre-tax book income (losses) in these jurisdictions. INTL FCStone considered the existence of deferred tax liabilities and available tax planning strategies when evaluating the realizability of deferred tax assets. Based on the reversal of deferred tax liabilities and tax planning strategies that can be implemented by INTL FCStone, management believes that it is more likely than not that the Company will realize the tax benefit of the deferred tax assets, net of the existing valuation allowance, within 10 years.

INTL FCStone has open tax years, that include the activities of the Company, ranging from September 30, 2010 through September 30, 2015 with various taxing authorities.

Note 16 - Transactions with Affiliated Companies

The Company had borrowings under a subordinated note agreement with the Parent totaling $3.0 million, which was repaid on July 1, 2015, prior to its maturity date of August 28, 2015.

The Parent holds the operating assets and liabilities for the Company's debt origination business, and transfers the net revenues from these activities to the Company on a monthly basis. As of September 30, 2015, there were notes receivable of $41.4 million, loans payable under participation agreements of $30.7 million, along with the related accrued interest receivable of $740 thousand and accrued interest payable of $223 thousand, and $1.6 million of deferred revenues, net of costs recorded on the books of the Parent. Net revenues allocated to the Company by the Parent totaled $2.6 million for the year ended September 30, 2015, and is included in 'consulting, management, and underwriting' in the statement of income.

The Company performed certain investment banking services on behalf of the Parent and was paid $1.3 million for the year ended September 30, 2015. The Company received a management fee of $7.3 million for providing certain support services to an affiliate, INTL FCStone Ltd, for the year ended September 30, 2015. These revenues are included in 'consulting, management, and underwriting' in the statement of income.

The Company provides risk management and clearing and transaction services to an affiliate, INTL FCStone Markets, LLC, ("INTL FCStone Markets"). As part of its risk management business, the Company receives trading revenue that is generated from OTC derivative trades done through its affiliate. In addition, the Company charges clearing and transaction fees to INTL FCStone Markets related to commodity futures and options on futures accounts that are utilized to hedge its OTC transactions. The trading revenue are recorded in 'principal transactions, net' and the clearing and transaction fees are recorded in 'commissions and clearing fees' in the statement of income. Revenues billed for these services to INTL FCStone Markets for the year ended September 30, 2015 were $30.7 million. The Company enters into similar transactions with other affiliated entities, which resulted in revenue for the year ended September 30, 2015 of $2.0 million.

The Company incurs clearing costs from certain affiliates, based on service agreements between the parties. Clearing costs, included in 'clearing and related expenses', recorded for the year ended September 30, 2015 were $1.1 million.

The Company also obtains operational support for the Company's business activities in U.S. and international jurisdictions and certain administrative services, which are recognized through a management service fee of $16.4 million included in 'management services fees and allocated corporate overhead', billed by INTL FCStone during fiscal 2015. These charges are considered a reasonable estimation of the cost of services provided, and represent an allocation of the costs incurred by INTL FCStone to provide such services.

In the ordinary course of business, the Company completes transactions and pays certain costs on behalf of the Parent and affiliated subsidiaries of INTL FCStone. As of September 30, 2015, the Company had receivables from affiliates of $0.6 million, primarily related to revenues charged to affiliates and the reimbursement of expenses paid on behalf of affiliates. Additionally, the Company pays introducing broker commissions and management fees, discussed above, to certain affiliates based on revenues generated for the Company, and reimburses certain affiliates for costs paid on its behalf. As of September 30, 2015, the Company had payables to affiliates of $21.7 million related to introducing broker commissions and management fees and reimbursement of expenses. There can be no assurances that such transactions would have occurred under the same terms and conditions with an unrelated party. The Company settles its receivable and payable balances with its affiliates in a timely manner.

The Company has commodity futures and options on futures accounts for its customers with its affiliates. In addition, the Company maintains commodity futures and options on futures accounts on behalf of its affiliates and the customers of its affiliates. As of September 30, 2015 the net balances of these accounts, which totaled

$21.4 million and $129.6 million, are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties and payables to customers, respectively, on the statement of financial condition.

During the current year, the Company acquired three exchange memberships from an affiliated subsidiary, in a transfer at book value of $2.1 million.

Note 17 - Financial Instruments with Off-Statement of Financial Condition Risk

The Company is a party to financial instruments in the normal course of its business through customer trading accounts in exchange-traded derivative instruments. These instruments are primarily the execution of orders for commodity futures and options on futures contracts on behalf of its customers, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant credit risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. The Company controls the risks associated with these transactions by requiring customers to maintain margin deposits in compliance with individual exchange regulations and internal guidelines. The Company monitors required margin levels daily and, therefore, may require customers to deposit additional collateral or reduce positions when necessary. The Company also establishes contract limits for customers, which are monitored daily. The Company evaluates each customer's creditworthiness on a case-by-case basis. Clearing, financing, and settlement activities may require the Company to maintain funds with or pledge securities as collateral with other financial institutions. Generally, these exposures to both customers and exchanges are subject to netting, or customer agreements, which reduce the exposure to the Company by permitting receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held are adequate to minimize the risk of material loss that could be created by positions held as of September 30, 2015. Additionally, the Company monitors collateral fair value on a daily basis and adjusts collateral levels in the event of excess market exposure. Generally, these exposures to both customers and counterparties are subject to master netting, or customer agreements which reduce the exposure to the Company.

Derivative financial instruments involve varying degrees of off-statement of financial condition market risk whereby changes in the fair values of underlying financial instruments may result in changes in the fair value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the Company's positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The principal risk components of financial instruments include, among other things, interest rate volatility, the duration of the underlying instruments and changes in commodity pricing and foreign exchange rates. The Company attempts to manage its exposure to market risk through various techniques. Aggregate market limits have been established and market risk measures are routinely monitored against these limits.

As a broker-dealer in U.S. Treasury obligations, U.S. government agency obligations, and agency mortgage-backed obligations, the Company is engaged in various securities trading, borrowing and lending activities servicing solely institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Company administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways,

including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

Note 18 - Business and Credit Concentrations

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A significant portion of the Company's customers are concentrated in the agricultural and energy sectors and related industries and the Company could be impacted by government policies and regulations affecting those industries. Economic forces, including agricultural commodity, energy, and financial markets, as well as government policies and regulations affecting the agricultural sector and related industries could adversely affect its operations and profitability. Agricultural production and trade flows are significantly affected by government policies and regulations which might include items, such as taxes, tariffs, duties, subsidies, and import and export restrictions on agricultural commodities and commodity products. These policies and regulations can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports. No single customer accounted for more than 10% of the Company's revenues in the year ended September 30, 2015. During the year ended September 30, 2015, approximately 8% of total revenues were generated from office locations servicing customers outside the U.S.

Schedule I

INTL FCStone Financial Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2015
(Amounts in thousands)

Total stockholder's equity		$ 244,171
Other deductions - pension liability		2,537
Total capital		241,634
Deductions and/or charges:		
Nonallowable assets:		
Receivable from brokers or dealers and clearing organizations - other	$ 750	
Receivables from customers - commodity accounts	3,223	
Exchange memberships	5,571	
Investment in and receivables from affiliates	611	
Property and equipment	3,247	
Goodwill and intangible assets, net	23,168	
Other assets	11,611	
	48,181	
Additional charges for customers' and noncustomers' security accounts	513	
Additional charges for customers' and noncustomers' commodity accounts	1,831	
Aged fails-to-deliver	1,595	
Commodity futures contracts and spot commodities proprietary capital charges	102	
Other deductions and/or charges	1,882	
Total deductions and/or charges		54,104
Net capital before haircuts on securities positions (tentative net capital)		187,530
Haircuts on securities:		
U.S. and Canadian government obligations	22,546	
State and municipal government obligations	1,438	
Corporate obligations	366	
Stocks and warrants	8,265	
Other securities	8,635	
		41,250
Net capital		146,280
Net capital requirement, as computed below		67,182
Excess net capital above requirement		$ 79,098
Computation of alternative net capital requirement:		
Risk based requirement		
Amount of customer risk maintenance margin requirement	$ 775,677	
8% of customer risk maintenance margin requirement		$ 62,054
Amount of non-customer risk maintenance margin requirement	$ 64,097	
8% of non-customer risk maintenance margin requirement		5,128
		$ 67,182
Minimum dollar amount requirement		$ 1,000
Minimum CFTC net capital requirement		$ 67,182
CFTC early warning level (110% of risk based requirement)		$ 73,900

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 23, 2015.

See accompanying report of independent registered public accounting firm.

Schedule II

INTL FCStone Financial Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2015

The Company claims exemption from the provisions of Section 403.4 of the Regulations under Section 15C of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) and (k)(2) (ii) of Rule 15c3-3 as of and for the year ended September 30, 2015 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

See accompanying report of independent registered public accounting firm.

Schedule III

INTL FCStone Financial Inc.
Information Relating to Possession or Control Requirements under Rule 15c3-3
September 30, 2015

The Company claims exemption from the provisions of Section 403.4 of the Regulations under Section 15C of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) and (k)(2) (ii) of Rule 15c3-3 as of and for the year ended September 30, 2015 and, therefore, is not required to present any information relating to possession or control requirements.

See accompanying report of independent registered public accounting firm.

Schedule IV

INTL FCStone Financial Inc.
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
September 30, 2015
(Amounts in thousands)

Segregation requirements:	
Net ledger balance – cash	$ 1,620,040
Net ledger balance – securities (at market)	81,712
Net unrealized profit in open futures contracts traded on a contract market	47,794
Fair value of open option contracts purchased on contract markets	1,833,815
Fair value of open option contracts sold on contract markets	(1,754,451)
Net equity	1,828,910
Add accounts liquidating to a deficit and accounts with debit balances	3,132
Less: amount offset by customer securities	(1,122)
Amount required to be segregated	1,830,920
Funds in segregated accounts:	
Deposited in segregated funds bank accounts:	
Cash	126,873
Securities representing investments of customers' funds (at market)	492,516
Securities held for particular customers or option customers in lieu of cash (at market)	873
Margins on deposit with clearing organizations of contract markets:	
Cash	307,359
Securities representing investments of customers' funds (at market)	791,457
Securities held for particular customers or option customers in lieu of cash (at market)	58,732
Net settlement from derivatives clearing organizations of contract markets	940
Exchange-traded options:	
Value of open long option contracts	1,833,815
Value of open short option contracts	(1,754,451)
Segregated funds on hand	22,107
Total amount in segregation	1,880,221
Excess funds in segregation	$ 49,301

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 23, 2015.

See accompanying report of independent registered public accounting firm.

Schedule V

INTL FCStone Financial Inc.
Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
September 30, 2015
(Amounts in thousands)

Funds deposited in separate Regulation 30.7 accounts:	
Cash in bank located in the United States	$ 64,677
Equities with registered futures commission merchants:	
Cash	2,641
Amounts held by members of foreign boards of trade:	
Cash	18,451
Value of long option contracts	844
Value of short option contracts	(1,055)
Total funds in separate Section 30.7 accounts	85,558
Amount required to be set aside in separate Section 30.7 accounts	65,176
Excess funds set aside for secured amount	$ 20,382

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 23, 2015.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
INTL FCStone Financial Inc.:

We have reviewed management's statements, included in the accompanying INTL FCStone Financial Inc. Rule 15c3-3 Exemption Report (the Exemption Report), in which (1) INTL FCStone Financial Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(i) and (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended September 30, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

November 30, 2015

INTL FCStone Financial Inc.
Rule 15c3-3 Exemption Report
Year Ended September 30, 2015

INTL FCStone Financial Inc.'s Exemption Report

INTL FCStone Financial Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2(i) and 2(ii)
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

INTL FCStone Financial Inc.

I, Steve Ptasinski, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Financial and Operations Principal

November 30, 2015

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
INTL FCStone Financial Inc.:

In planning and performing our audit of the financial statements of INTL FCStone Financial Inc. (the Company), as of and for the year ended September 30, 2015, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 30, 2015